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Richard A. Drucker
Davis Polk & Wardwell LLP	212 450 4745 tel
450 Lexington Avenue	212 701 5745 fax
New York, NY 10017	richard.drucker@davispolk.com

May 1, 2015

Re:	Ally Financial Inc.

Schedule TO-I

Filed April 23, 2015

File No. 005-88095

CONFIDENTIAL

Ms. Mellissa Campbell Duru

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Duru,

On behalf of Ally Financial Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Schedule TO-I (File No. 005-88095, the “Schedule TO”) contained in the Staff’s letter dated April 29, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Schedule TO and is filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included item numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.

General

1.	Please provide us with a brief legal analysis explaining the basis upon which the company concluded that the tender offer does not implicate Rule 13e-3. While we note the company’s intention “to keep the Series A Shares listed on the NYSE…,” with a view towards possible revised disclosure, advise us of whether the offer is conditioned on a determination that the completion of the offer and purchase of all of the tendered shares would not cause the shares to cease to be qualified for listing on the NYSE or otherwise trigger the ability to deregister under the Exchange Act. Refer to Rule 13e-3(a)(3)(ii) and advise.

Ms. Mellissa Campbell Duru

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

2	May 1, 2015

In response to the Staff’s comment, the Company respectfully provides the following brief analysis. Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) was deemed inapplicable to the tender offer (the “Offer”) because the Offer does not fall within the definition of a “Rule 13e-3 transaction” contained in Rule 13e-3(a)(3), as set forth in more detail below:

a)	Rule 13e-3(a)(3)(ii)(A) refers only to a class of equity securities subject to Sections 12(g) or 15(d) of the Exchange Act.

The securities subject to the Offer (the “Series A Shares”) have been registered under Section 12(b) of the Exchange Act and are therefore not subject to Sections 12(g) and 15(d) of the Exchange Act.

b)	Rule 13e-3(a)(3)(ii)(B) refers to equity securities that are listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Series A Shares are listed on the New York Stock Exchange (the “NYSE”). The Offer is not expected to cause the Series A Shares to be delisted from the NYSE. Section 802.01B of the NYSE Listed Company Manual provides that delisting procedures with respect to preferred stock will be initiated if either (i) the aggregate market value of publicly-held shares is less than $2,000,000, or (ii) the number of publicly-held shares is less than 100,000. As of the commencement of the Offer, 40,870,560 publicly-held Series A Shares were outstanding at a closing price of $26.72 per Series A Share, as quoted on the NYSE. Assuming the Company accepts for payment 13,000,000 Series A Shares in the Offer, which is the maximum number of Series A Shares that the Company intends to accept in the Offer, 27,870,560 publicly-held Series A Shares will remain outstanding with an aggregate market value of $744,701,363.20, using the assumed closing price set forth above. Therefore, the Offer would not have the effects described in Rule 13e-3(a)(3)(ii)(B).

c)	The Offer is not a “Rule 13e-3 transaction.”

Because the Offer will not directly or indirectly have the effects described in Rule 13e-3(a)(3)(ii)(A) or (B), the Offer does not fall within the definition of a “Rule 13e-3 transaction” contained in Rule 13e-3(a)(3). Rule 13e-3 is therefore not applicable to the Offer.

The Company respectfully advises the Staff that the offer is not conditioned on a determination that the completion of the offer and purchase of all of the tendered shares would not cause the shares to cease to be qualified for listing on the NYSE or otherwise trigger the ability to deregister under the Exchange Act.

Item 10

2.	Please update the disclosure, inclusive of the summary financial information included in the Offer to Purchase, to reflect the updated financial results for the first quarter once the Form 10-Q is filed.

In response to the Staff’s comment, the Company has updated its disclosure, inclusive of the summary financial information included in the Offer to Purchase, to reflect the updated financial results for the first quarter and expressly incorporate by reference the information set forth under Item 1. Financial Statements, in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the Commission on May 1, 2015. Please see Item 10 of Amendment No. 1.

Ms. Mellissa Campbell Duru

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

3	May 1, 2015

Offer to Purchase

Summary Term Sheet, page 2

3.	Please describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1001(a)(1)(xi) of Regulation M-A.

In response to the Staff’s comment, the Company respectfully submits that the accounting treatment of the Offer is disclosed on page 12 of the Offer to Purchase under “The Offer—Effects of the Offer on the Company.” The Company has revised the Offer to Purchase to disclose the accounting treatment of the Offer under “Summary.” Please see Item 1 of Amendment No. 1.

Conditions of the Offer, page 11

4.	We note the Financing Condition applicable to the offer. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

In response to the Staff’s comment, the Company respectfully submits that the Company does not view the financing of the Offer as a material condition to the Offer. The Company is a frequent issuer of securities in the public markets. If market conditions are not available to raise sufficient net proceeds through one or more issuances of debt or equity in the public markets prior to the expiration date of the Offer, the Company intends to fund the repurchase of the Series A Shares through its private credit facilities or waive the Financing Condition and fund the repurchase of the Series A Shares with available cash. The Company respectfully submits that as of March 31, 2015, the Company had total cash and cash equivalents of $7.636 billion.

5.	We note disclosure in the Letter of Transmittal that the Financing Condition may be waived. Please confirm that there will be five business days remaining in the offer following disclosure of a waiver of any material condition, inclusive of the Financing Condition.

In response to the Staff’s comment, the Company respectfully submits that in light of the Company’s available resources (total cash and cash equivalents of $7.636 billion as of March 31, 2015), the Company does not view the financing of the Offer as a material condition to the Offer.

6.	Supplementally advise us of the circumstances in which payment for the Series A Shares would not be permitted under Delaware law and how and when such a determination would be made.

In response to the Staff’s comment, the Company respectfully advises the Staff that under Section 160(a) of the Delaware General Corporation Law (“DGCL”), payment by the Company for the Series A Shares in the Offer would not be permitted (i) if the capital of the Company is impaired or (ii) if such payment would cause any impairment of the capital of the Company. A determination of whether the Company’s capital is impaired or whether payment for the Series A Shares

Ms. Mellissa Campbell Duru

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

4	May 1, 2015

tendered in the Offer would impair the Company’s capital would be made by the Company at the expiration date of the Offer. Delaware courts have previously ruled that a repurchase impairs capital if the funds used in such repurchase exceed the amount of the corporation’s “surplus,” as defined in Section 154 of the DGCL to mean the excess of net assets over the par value of the corporation’s issued stock. The Company would make its determination as to compliance with Section 160(a) of the DGCL consistent with this interpretation. The Company respectfully submits that as of March 31, 2015, the Company had a total surplus of approximately $15.9 billion. Accordingly, the Company does not expect the repurchase of the Series A Shares in the Offer to cause any impairment of the capital of the Company.

Withdrawal Rights, page 16

7.	Please disclose the specific date after commencement of the offer, by which holders may validly withdraw Series A shares if such shares have not been accepted for payment.

In response to the Staff’s comment, the Company has revised the Offer to Purchase to disclose June 18, 2015 as the specific date after commencement of the offer by which holders may validly withdraw Series A Shares if such shares have not been accepted for payment. Please see Item 4 of Amendment No. 1.

Source and Amount of Funds, page 17

8.	We note that the source of financing for the offer is dependent on the company’s ability to raise sufficient proceeds via one or more issuances of debt or equity in the public or private markets. Please supplementally advise us of the transactions completed or contemplated, inclusive of the timeframe for such transactions. We may have further comment.

In response to the Staff’s comment, the Company respectfully submits that the Company does not view the financing of the Offer as a material condition to the Offer. The Company is a frequent issuer of securities in the public markets. If market conditions are not available to raise sufficient net proceeds through one or more issuances of debt or equity in the public markets prior to the expiration date of the Offer, the Company intends to fund the repurchase of the Series A Shares through its private credit facilities or waive the Financing Condition and fund the repurchase of the Series A Shares with available cash. The Company respectfully submits that as of March 31, 2015, the Company had total cash and cash equivalents of $7.636 billion.

9.	Please disclose whether there are alternative financing plans or arrangements. If there are no alternative financing plans or arrangements, please revise to state so. See Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, the Company respectfully submits that it does not have an alternative financing plan or arrangement in place. If the Company waives the Financing Condition, the Company intends to fund the repurchase of the Series A Shares with available cash. The Company respectfully submits that as of March 31, 2015, the Company had total cash and cash equivalents of $7.636 billion.

Ms. Mellissa Campbell Duru

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

5	May 1, 2015

In response to the Staff’s comment, the Company has revised its disclosure to disclose that the Company does not have an alternative financing plan or arrangement in place and intends to fund the repurchase of the Series A Shares with available cash if the Financing Condition is waived. Please see Item 7 of Amendment No. 1.

10.	If the maximum amount of Series A Shares are purchased, the company will need approximately $346.45 million to pay for shares tendered. Further to our comments above, advise us of the company’s basis for its reasonable belief that it will have the means to purchase the securities and complete the offer. Refer generally to Rule 14e-8(c).

In response to the Staff’s comment, the Company respectfully submits that it has sufficient resources to purchase the Series A Shares sought in the Offer. The Company is a frequent issuer of securities in the public markets. If market conditions are not available to raise sufficient net proceeds through one or more issuances of debt or equity in the public markets prior to the expiration date of the Offer, the Company intends to fund the repurchase of the Series A Shares through its private credit facilities or waive the Financing Condition and fund the repurchase of the Series A Shares with available cash. The Company respectfully submits that as of March 31, 2015, the Company had total cash and cash equivalents of $7.636 billion.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 450-4745 or richard.drucker@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard A. Drucker

Richard A. Drucker

cc:	David J. DeBrunner

Ally Financial Inc.